EXHIBIT 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 27, 2021

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at:

Place:	8801 Trans-Canada Hwy, Suite 500, St-Laurent, Québec, Canada H4S 1Z6
Date:	April 27, 2021
Time:	1:30 p.m. (eastern time)

The purposes of the Meeting are to:

1.	receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2020 and the auditors’ report thereon;
2.	elect the directors of the Corporation;
3.	appoint the auditor of the Corporation and authorize the directors to fix its remuneration; and
4.	transact such other business as may properly be brought before the Meeting.

In light of the COVID-19 pandemic and in order to comply with governmental decrees, the Corporation asks that shareholders not attend the Meeting in person. The Meeting will be available by way of telephone conference call. The toll-free dial-in number is 1-877-223-4471. Please dial in at least ten minutes prior to the start of the Meeting. Shareholders participating in the Meeting by telephone will not able to vote at the Meeting, but will be able to ask questions to the Corporation’s management.

The Corporation is taking all measures to conduct the Meeting in full compliance with applicable government decrees relating to COVID-19, including remote telephone participation by the chairman of the Meeting, the scrutineers for the Meeting, and others. Attendance for the Meeting at the Corporation’s head office will be strictly limited to registered shareholders and duly-appointed proxyholders. TFI International urges all shareholders to participate in the Meeting by telephone.

Shareholders are asked to vote their shares prior to the Meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern time) on Monday, April 26, 2021.

Only persons registered as shareholders on the records of the Corporation as of the close of business on March 16, 2021 (the “Record Date”) are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

SIGNED in Etobicoke, Ontario, Canada

March 16, 2021

By Order of the Board of Directors

(signed) Alain Bédard

Alain Bédard, FCPA, FCA

Chairman of the Board, President and Chief Executive Officer TFI International Inc.

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